UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras is one of the winners of the 2019 Transparency Trophy

Rio de Janeiro, August 16, 2019 – Petróleo Brasileiro S.A. – Petrobras reports that it is one of the winning companies of the 2019 Transparency Trophy. The company was among the 10 best in Brazil in the category of publicly traded companies with revenues over R$ 5 billion. The award evaluates criteria such as the quality of the information contained in the company’s financial statements and explanatory notes, the transparency of the information provided, the consistency of the management report and the adherence to accounting principles in the year prior to the award (2018). In all, more than two thousand financial statements of Brazilian companies were technically analyzed by masters and doctoral students of the College of Economics, Administration and Accounting of the University of São Paulo (FEA-USP). The award was announced this Friday, August 16. The trophy will be delivered on October 15th.

“This award recognizes Petrobras’ progresses in the transparency of information disclosed to the market. Each year, we participate in related technical forums and benchmark with other companies recognized for the transparency and quality of financial information and seek to improve our analytical skills. In the 2018 financial statements, for example, we present at the outset a summary of the main accounting facts of the period and developed, together with other Petrobras departments, qualitative comments on the main assets, liabilities and results, which was well received by the market. We are on the right track and will seek further improvements, especially in our processes, seeking more automation using technology tools and professional training”, says Andrea Almeida, Petrobras’ CFO and Investor Relations Officer.

Created in 1997, the Transparency Trophy is organized by the Association of Finance, Administration and Accounting Executives (Anefac), in partnership with the Foundation Institute of Accounting, Actuarial and Financial Research (Fipecafi) and Serasa Experian.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer